messageBgone, Inc.

2360 Corporate Circle, Suite 400

Henderson, Nevada 89074-7739

December 28, 2015

Katherine Wray

Attorney-Advisor

Office of Information Technologies and Services

United States Securities and Exchange Commission

Washington, D.C. 20549

Re:	messageBgone, Inc.
Amendment No. 1 to Registration Statement on Form S-1 Filed November 19, 2015 File No. 333-208024

Dear Ms. Wray:

Thank you for your letter and assistance with our S-1 filing. As per your suggestions we have amended our S-1 accordingly.

General

1.

You have noted our disclosure on page 6 that we are a shell company. You have asked us to disclose that we are a shell company on our prospectus cover page and to add a risk factor that highlights the consequences of shell company status. You have also asked us to discuss the prohibition on the use of Form S-8 by shell companies, the enhanced reporting requirements imposed on shell companies, and the conditions that must be satisfied before restricted and control securities may be resold in reliance on Rule 144. Finally, you ask us to describe the potential impact on our ability to attract additional capital through subsequent unregistered offerings.

We have amended our prospectus cover page to state that we are a shell company, and have added a risk factor that highlights the consequences of shell company status and that discusses the prohibition on the use of Form S-8 by shell companies, the enhanced reporting requirements imposed on shell companies, and the conditions that must be satisfied before restricted and control securities may be resold in reliance on Rule 144. We have also described the potential impact on our ability to attract additional capital through subsequent unregistered offerings.

Cover Page

2.

You have advised that our statement that the price of our shares will be $0.02 per share until the shares are quoted on the OTCBB is inconsistent with our statement on page 2 and throughout the prospectus that the price will be fixed for the duration of the offering. You have asked us to either advise or revise accordingly.

We have amended our prospectus throughout to be consistent with the fact that our offering price is $0.02 per share.

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3.

You have asked us to supplement our disclosure in the third paragraph on the cover page to include an affirmative statement that proceeds from the sale of the shares in this offering will not be placed in an escrow, trust or similar account, and have referred us to Item 501(b)(8)(iii) of Regulation S-K.

We have amended our prospectusin the third paragraph on the cover page to include an affirmative statement that proceeds from the sale of the shares in this offering will not be placed in an escrow, trust or similar account.

Summary

A Cautionary Note on Forward-Looking Statements

4.	You have asked us to relocate this section, as well as the ensuing discussions regarding our emerging growth company status and the implications of that status, to the end of the summary section.

We have relocated our cautionary note on forward-looking statements section and the ensuing discussions regarding our emerging growth company status and the implications of that status, to the end of the summary section.

Our Company, page 8

5.

You have asked us to revise this section to disclose that there can be no assurances that our efforts to develop the proposed communications service will succeed, or that we will be able to successfully market the proposed communications service, if developed. You have asked us to include this disclosure in the Description of Business section as well. In addition, you have asked us to expand our statement regarding our management's lack of experience to note, if accurate, that our sole officer and director also has no experience managing a public company or a company in our intended industry, as appears to be the case from the biographical information presented on pages 43 and 44.

Under "Our Company" we have revised this section to disclose that there can be no assurances that our efforts to develop the proposed communications service will succeed, or that we will be able to successfully market the proposed communications service, if developed. We have included this disclosure in the Description of Business section as well. In addition we have expanded our statement regarding our management's lack of experience to indicate that that our sole officer and director also has no experience managing a public company or a company in our intended industry.

Use of Proceeds, page 9

6.	You have asked us to include disclosure that there can be no assurances that we will sell any of the securities in this offering.

We have amended our document to add the disclosure that there can be no assurances that we will sell any of the securities in this offering.

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Risk Factors

Risks Related to the Offering

We are a development-stage company . . ., page 10

7.	You have asked us to revise the caption of this risk factor to state that we have no operating history.

We have amended our document and revised the risk factor caption to state: "We have no operating history."

We may not be able to further implement our business strategy . . ., page 11

8.

You have asked us to disclose the minimum number of months that we will be able to conduct our planned operations using currently available capital resources and the current rate at which we use funds in our operations. You have also asked us to make corresponding revisions in the Liquidity and Capital Resources section on page 30.

We have amended our prospectus with the following disclosure and information in the two sections you have referenced: "Our sole officer and director, Arraya Wilaiphan, has agreed to lend the company up to $20,000 in funds so it can remain a current issuer, there is no written agreement with Mr. Wilaiphan. The Company will be able to conduct its business with current funding for an additional three quarters at its rate of expenditure."

We may be unable to comply with disclosure controls and procedures . . ., page 12

9.

You have asked us to revise to clarify, if accurate, that we have no full-time employees. In this regard, you also make note of our statement on page 13 that Mr. Wilaiphan will only be devoting 15 hours per week to our operations.

We have amended our prospectus to state that we have no full time employees.

Description of Business

Our Business, page 26

10.

You have asked us to revise the statement that we intend to develop the most secure, closed point-to-point e-mail system available today to clarify that there is no assurance we will be able to develop such a system.

We have revised our prospectus to clarify that there is no assurance we will be able to develop such a system.

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Executive Compensation

Summary Compensation Table, page 45

11.	You have asked us to revise this table to disclose the fiscal year covered by the table and have referred us to Item 402(n)(2)(ii) of Regulation S-K.

We have revised our Summary Compensation Table to disclose the fiscal year covered by the table.

Sincerely,

/s/ Arraya Wilaiphan

Arraya Wilaiphan

President & CEO

messageBgone, Inc.

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